Exhibit 99.2

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: PWRD)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 18, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting of Perfect World Co., Ltd. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on November 18, 2012 at 2:00 P.M., for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2012; and

2. To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 as such director, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 26, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please note that copies of the annual reports of the Company are available for shareholders.  If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@pwrd.com; (2) notify the Company of your e-mail address by sending your request to ir@pwrd.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://www.pwrd.com/html/en/annual_report.html.

You are cordially invited to attend the annual general meeting in person.  Your vote is important.  If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying proxy form no later than the time for holding the annual general meeting. HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, DEUTSCHE BANK TRUST COMPANY AMERICAS.

By Order of the Board of Directors of Perfect World Co., Ltd.

/s/ Michael Yufeng Chi
Michael Yufeng Chi
Chairman

Beijing, PRC

October 26, 2012

Executive Office: Perfect World Plaza, Building 306 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

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